Exhibit 99.1

NICE Reports 26% Year-Over-Year Cloud Revenue Growth Along With
Continued Double-Digit Growth in Profitability for Q2 2024

•	Total revenue growth of 14% year over year

•	Company raises its full-year 2024 EPS guidance

•	Operating cash flow of $170 million increased 160% year over year

•	Share repurchases accelerated to $146 million for Q2 2024

Hoboken, New Jersey, August 15, 2024 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2024, as compared to the corresponding period of the previous year.

Second Quarter 2024 Financial Highlights

GAAP	Non-GAAP
Total revenue was $664.4 million and increased 14%	Total revenue was $664.4 million and increased 14%
Cloud revenue was $481.7 million and increased 26%	Cloud revenue was $481.7 million and increased 26%
Operating income was $128.8 million and increased 22%	Operating income was $201.7 million and increased 19%
Operating margin was 19.4% compared to 18.1% last year	Operating margin was 30.4% compared to 29.2% last year
Diluted EPS was $1.76 and increased 34%	Diluted EPS was $2.64 and increased 24%
Operating cash flow was $169.7 million and increased 160%

“We are pleased to conclude the first half of 2024 with strong Q2 results across the board. Total revenue increased 14% to $664 million, once again driven by industry-leading cloud growth of 26%,” said Barak Eilam, CEO of NICE. “The growing adoption of our extensive and innovative portfolio of AI solutions fueled an all-time record quarter for CXone bookings.

“Our consistently robust top line results continue to drive top-tier software industry profitability. We reported our fourth consecutive quarter of non-GAAP operating margin of at least 30% and exceeded the high end our non-GAAP earnings per share guidance range with $2.64. Additionally, we generated $170 million in operating cash in Q2, and $725 million over the past 12 months.”

Mr. Eilam continued, “We continue to gain market share with the most comprehensive CX platform in CXone, rapid innovation in AI that is experiencing significant enterprise adoption and the flexibility afforded by our rock-solid financial position. We are positioned to further expand our market leadership and deliver long-term growth.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2024 total revenues increased 14% to $664.4 million compared to $581.1 million for the second quarter of 2023.

Gross Profit: Second quarter 2024 gross profit was $439.6 million compared to $391.4 million for the second quarter of 2023. Second quarter 2024 gross margin was 66.2% compared to 67.4% for the second quarter of 2023.

Operating Income: Second quarter 2024 operating income increased 22% to $128.8 million compared to $105.4 million for the second quarter of 2023. Second quarter 2024 operating margin was 19.4% compared to 18.1% for the second quarter of 2023.

Net Income: Second quarter 2024 net income increased 33% to $115.8 million compared to $87.4 million for the second quarter of 2023. Second quarter 2024 net income margin was 17.4% compared to 15.0% for the second quarter of 2023.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2024 increased 34% to $1.76 compared to $1.31 in the second quarter of 2023.

Cash Flow and Cash Balance: Second quarter 2024 operating cash flow was $169.7 million. In the second quarter 2024, $146.1 million was used for share repurchases. As of June 30, 2024, total cash and cash equivalents, and short-term investments were $1,503.6 million. Our debt was $457.9 million, resulting in net cash and investments of $1,045.7 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2024 total revenues increased 14% to $664.4 million compared to $581.1 million for the second quarter of 2023.

Gross Profit: Second quarter 2024 gross profit was $469.4 million compared to $416.3 million for the second quarter of 2023. Second quarter 2024 gross margin was 70.7% compared to 71.6% for the second quarter of 2023.

Operating Income: Second quarter 2024 operating income increased 19% to $201.7 million compared to $169.6 million for the second quarter of 2023. Second quarter 2024 operating margin was 30.4% compared to 29.2% for the second quarter of 2023.

Net Income: Second quarter 2024 net income increased 23% to $174.2 million compared to $141.5 million for the second quarter of 2023. Second quarter 2024 net income margin was 26.2% compared to 24.4% for the second quarter of 2023.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2024 increased 24% to $2.64 compared to $2.13 in the second quarter of 2023.

Third Quarter and Full Year 2024 Guidance:

Third-Quarter 2024:
Third-quarter 2024 non-GAAP total revenues are expected to be in a range of $676 million to $686 million, representing 13% growth year over year at the midpoint.

Third-quarter 2024 non-GAAP fully diluted earnings per share are expected to be in a range of $2.62 to $2.72, representing 18% growth year over year at the midpoint.

Full-Year 2024:
Full-year 2024 non-GAAP total revenues are expected to be in a range of $2,715 million to $2,735 million, representing 15% growth at the midpoint compared to full-year 2023.

The Company increased full-year 2024 non-GAAP fully diluted earnings per share which are expected to be in a range of $10.60 to $10.80, representing 22% growth at the midpoint compared to full-year 2023.

Quarterly Results Conference Call

NICE management will host its earnings conference call today August 15, 2024, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related and other expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$739,556	$511,795
Short-term investments	764,042	896,044
Trade receivables	580,101	585,154
Debt hedge option	-	121,922
Prepaid expenses and other current assets	216,908	197,967

Total current assets	2,300,607	2,312,882

LONG-TERM ASSETS:
Property and equipment, net	181,689	174,414
Deferred tax assets	190,471	178,971
Other intangible assets, net	245,299	305,501
Operating lease right-of-use assets	98,957	104,565
Goodwill	1,820,746	1,821,969
Prepaid expenses and other long-term assets	214,050	219,332

Total long-term assets	2,751,212	2,804,752

TOTAL ASSETS	$5,051,819	$5,117,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$73,129	$66,036
Deferred revenues and advances from customers	342,405	302,649
Current maturities of operating leases	13,057	13,747
Debt	-	209,229
Accrued expenses and other liabilities	509,779	528,660

Total current liabilities	938,370	1,120,321

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	60,839	52,458
Operating leases	96,861	102,909
Deferred tax liabilities	8,057	8,596
Debt	457,930	457,081
Other long-term liabilities	22,900	21,769

Total long-term liabilities	646,587	642,813

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,455,172	3,341,132
Non-controlling interests	11,690	13,368

Total shareholders' equity	3,466,862	3,354,500

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,051,819	$5,117,634

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$481,693	$381,948	$950,099	$749,515
Services	147,611	158,945	296,524	318,802
Product	35,096	40,220	77,086	84,655
Total revenue	664,400	581,113	1,323,709	1,152,972

Cost of revenue:
Cloud	170,702	134,984	340,680	266,580
Services	46,663	47,019	92,749	94,924
Product	7,418	7,710	14,023	14,805
Total cost of revenue	224,783	189,713	447,452	376,309

Gross profit	439,617	391,400	876,257	776,663

Operating expenses:
Research and development, net	86,522	78,640	174,354	156,741
Selling and marketing	157,645	151,964	312,660	300,443
General and administrative	66,626	55,367	138,980	120,543
Total operating expenses	310,793	285,971	625,994	577,727

Operating income	128,824	105,429	250,263	198,936

Financial and other income, net	(15,645)	(9,350)	(29,654)	(18,071)

Income before tax	144,469	114,779	279,917	217,007
Taxes on income	28,684	27,424	57,759	52,711
Net income	$115,785	$87,355	$222,158	$164,296

Earnings per share:
Basic	$1.82	$1.37	$3.50	$2.57
Diluted	$1.76	$1.31	$3.36	$2.47

Weighted average shares outstanding:
Basic	63,534	63,723	63,406	63,831
Diluted	65,856	66,435	66,192	66,548

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$115,785	$87,355	$222,158	$164,296
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,520	42,033	103,280	83,879
Share-based compensation	42,226	39,314	86,630	84,275
Amortization of premium and discount and accrued interest on marketable securities	(2,096)	(224)	(3,328)	1,046
Deferred taxes, net	(15,773)	(8,994)	(11,407)	(16,872)
Changes in operating assets and liabilities:
Trade Receivables, net	(6,707)	(8,665)	1,430	8,087
Prepaid expenses and other current assets	1,740	(10,674)	10,501	(22,046)
Operating lease right-of-use assets	3,372	2,435	6,653	5,503
Trade payables	17,702	(9,668)	6,939	(10,848)
Accrued expenses and other current liabilities	(40,836)	(48,832)	(43,704)	(49,526)
Deferred revenue	4,742	(18,424)	50,281	14,823
Operating lease liabilities	(3,976)	(3,494)	(7,776)	(7,401)
Amortization of discount on long-term debt	425	1,129	974	2,283
Loss from extinguishment of debt	-	37	-	37
Other	1,544	1,926	1,527	2,789
Net cash provided by operating activities	169,668	65,254	424,158	260,325

Investing Activities

Purchase of property and equipment	(6,455)	(4,513)	(16,976)	(17,619)
Purchase of Investments	(105,991)	(121,817)	(437,113)	(191,359)
Proceeds from sales of marketable investments	51,971	107,653	568,121	172,552
Capitalization of internal use software costs	(15,238)	(14,491)	(31,174)	(28,627)
Net cash provided by (used in) investing activities	(75,713)	(33,168)	82,858	(65,053)

Financing Activities

Proceeds from issuance of shares upon exercise of options	520	765	2,312	1,724
Purchase of treasury shares	(146,088)	(65,196)	(187,603)	(129,911)
Dividends paid to noncontrolling interest	-	-	(2,681)	(1,480)
Repayment of debt	-	(1,534)	(87,435)	(1,534)
Net cash used in financing activities	(145,568)	(65,965)	(275,407)	(131,201)

Effect of exchange rates on cash and cash equivalents	(1,309)	546	(3,248)	1,713

Net change in cash, cash equivalents and restricted cash	(52,922)	(33,333)	228,361	65,784
Cash, cash equivalents and restricted cash, beginning of period	$794,597	$632,212	$513,314	$533,095

Cash, cash equivalents and restricted cash, end of period	$741,675	$598,879	$741,675	$598,879

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$739,556	$598,079	$739,556	$598,079
Restricted cash included in other current assets	$2,119	$800	$2,119	$800
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$741,675	$598,879	$741,675	$598,879

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2024	2023	2024	2023

GAAP revenues	$664,400	$581,113	$1,323,709	$1,152,972
Non-GAAP revenues	$664,400	$581,113	$1,323,709	$1,152,972

GAAP cost of revenue	$224,783	$189,713	$447,452	$376,309
Amortization of acquired intangible assets on cost of cloud	(24,133)	(19,396)	(49,500)	(38,765)
Amortization of acquired intangible assets on cost of product	(150)	(257)	(410)	(506)
Cost of cloud revenue adjustment (1,2)	(2,852)	(2,253)	(5,854)	(4,200)
Cost of services revenue adjustment (1)	(2,617)	(2,864)	(4,995)	(5,748)
Cost of product revenue adjustment (1)	(30)	(140)	(60)	(278)
Non-GAAP cost of revenue	$195,001	$164,803	$386,633	$326,812

GAAP gross profit	$439,617	$391,400	$876,257	$776,663
Gross profit adjustments	29,782	24,910	60,819	49,497
Non-GAAP gross profit	$469,399	$416,310	$937,076	$826,160

GAAP operating expenses	$310,793	$285,971	$625,994	$577,727
Research and development (1,2)	(7,484)	(7,783)	(15,627)	(16,181)
Sales and marketing (1,2)	(13,210)	(13,055)	(27,382)	(24,157)
General and administrative (1,2)	(17,429)	(14,059)	(37,260)	(35,355)
Amortization of acquired intangible assets	(4,972)	(4,428)	(10,211)	(8,943)
Valuation adjustment on acquired deferred commission	8	36	23	76
Non-GAAP operating expenses	$267,706	$246,682	$535,537	$493,167

GAAP financial and other income, net	$(15,645)	$(9,350)	$(29,654)	$(18,071)
Amortization of discount and loss of extinguishment on debt	(425)	(1,166)	(974)	(2,320)
Change in fair value of contingent consideration	(35)	(578)	(79)	(578)
Non-GAAP financial and other income, net	$(16,105)	$(11,094)	$(30,707)	$(20,969)

GAAP taxes on income	$28,684	$27,424	$57,759	$52,711
Tax adjustments re non-GAAP adjustments	14,963	11,793	28,779	24,101
Non-GAAP taxes on income	$43,647	$39,217	$86,538	$76,812

GAAP net income	$115,785	$87,355	$222,158	$164,296
Amortization of acquired intangible assets	29,255	24,081	60,121	48,214
Valuation adjustment on acquired deferred commission	(8)	(36)	(23)	(76)
Share-based compensation (1)	43,622	40,154	89,266	85,919
Acquisition related and other expenses (2)	-	-	1,912	-
Amortization of discount and loss of extinguishment on debt	425	1,166	974	2,320
Change in fair value of contingent consideration	35	578	79	578
Tax adjustments re non-GAAP adjustments	(14,963)	(11,793)	(28,779)	(24,101)
Non-GAAP net income	$174,151	$141,505	$345,708	$277,150

GAAP diluted earnings per share	$1.76	$1.31	$3.36	$2.47

Non-GAAP diluted earnings per share	$2.64	$2.13	$5.22	$4.16

Shares used in computing GAAP diluted earnings per share	65,856	66,435	66,192	66,548

Shares used in computing non-GAAP diluted earnings per share	65,856	66,435	66,192	66,548

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2024	2023	2024	2023

	Cost of cloud revenue	$2,852	$2,253	$5,792	$4,200
	Cost of services revenue	2,617	2,864	4,995	5,748
	Cost of product revenue	30	140	60	278
	Research and development	7,484	7,783	15,297	16,181
	Sales and marketing	13,210	13,055	26,739	24,157
	General and administrative	17,429	14,059	36,383	35,355
		$43,622	$40,154	$89,266	$85,919

(2)	Acquisition related and other expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2024	2023	2024	2023

	Cost of cloud revenue	$-	$-	$62	$-
	Research and development	-	-	330	-
	Sales and marketing	-	-	643	-
	General and administrative	-	-	877	-
		$-	$-	$1,912	$-

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$115,785	$87,355	$222,158	$164,296
Non-GAAP adjustments:
Depreciation and amortization	51,520	42,033	103,280	83,879
Share-based compensation	42,226	39,314	86,630	84,275
Financial and other expense/ (income), net	(15,645)	(9,350)	(29,654)	(18,071)
Acquisition related and other expenses	-	-	1,912	-
Valuation adjustment on acquired deferred commission	(8)	(36)	(23)	(76)
Taxes on income	28,684	27,424	57,759	52,711
Non-GAAP EBITDA	$222,562	$186,740	$442,062	$367,014

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash provided by operating activities	$169,668	$65,254	$424,158	$260,325

Purchase of property and equipment	(6,455)	(4,513)	(16,976)	(17,619)
Capitalization of internal use software costs	(15,238)	(14,491)	(31,174)	(28,627)

Free Cash Flow (a)	$147,975	$46,250	$376,008	$214,079

(a)
Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.